UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution Relating to Woori Financial Group’s Dividend Payments

On February 6, 2026, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 760 per common share. The record date is February 27, 2026.

Key Details

1. Category of dividends		Year-end dividend
2. Types of dividends		Cash dividend
- Details of dividends in kind		—
3. Dividends per share (KRW)	Common stock	760
	Different classes of stocks	—
- Differential dividends		No
4. Market price-dividend ratio (%)	Common stock	2.4
	Different classes of stocks	—
5. Total amount of dividends (KRW)		557,857,005,000
6. Dividend record date		2/27/2026
7. Scheduled dividend payout date		—
8. Hosting shareholders’ meeting (Y/N)		Yes
9. Scheduled date of shareholders’ meeting		—
10. Date of board resolution (decision date)		2/6/2026
- Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
- Attendance of auditors (members of Audit Committee who are not outside directors)		—
11. Other matters to be factored into investment decisions

- The dividend per common share and the total dividend amount for the entirety of FY2025 are KRW 1,360 and KRW 998,893,466,200, respectively, which include previously-paid quarterly dividends of KRW 600 per share, of which KRW 200 was paid in each of the first, second, and third quarters of 2025.

- The above ‘4. Market price-dividend ratio (%)’ excludes the quarterly dividend amounts paid per share in 2025 (KRW 600) and is based on the dividend per share as a percentage of the arithmetic average of the final market prices per share of Woori Financial Group’s shares during the period between the trading day immediately preceding the date listed above as ‘10. Date of board resolution (decision date)’ and the date exactly one week prior to such date. The annual dividend yield, including the quarterly dividends, is 4.4%.

- The above ‘5. Total amount of dividends (KRW)’ was calculated based on our outstanding common shares of 734,022,375 shares, which is the current 734,076,320 shares issued less 53,945 treasury shares. The actual dividend amount is subject to change based on the number of outstanding shares as of the record date (February 27, 2026), following the acquisition of treasury shares as disclosed in the Form 6-K furnished on February 6, 2026 titled “Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares”.

- The above ‘9. Scheduled date of shareholders’ meeting’ is currently undetermined. Please refer to the future disclosure regarding the ‘Decision on Calling Shareholders’ meeting’.

- The cash dividend (KRW 760 per share) will be paid from funds converted into retained earnings through a reduction of capital reserve, and therefore will not be considered to be dividend income under the Income Tax Act of Korea or the Corporate Tax Act of Korea, and is thus not taxable income. However, in accordance with the relevant regulations (Article 26-3, Paragraph 6 of the Enforcement Decree of the Income Tax Act), in the case of certain resident shareholders who qualify as large shareholders, such dividend is excluded from dividend income only up to the book value of the shares held by such resident.

- In accordance with the Korean Commercial Code, the dividends are expected to be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Financial Group.

- The decision to pay the above dividend is subject to the results of an external audit and approval at the annual general meeting of shareholders of Woori Financial Group.

Resolution Relating to Woori Bank’s Dividend Payments

On February 5, 2026, the board of directors of Woori Bank, a wholly-owned subsidiary of Woori Financial Group, passed a resolution recommending a cash dividend of KRW 1,638 per common share. The record date is December 31, 2025.

Key Details

1. Category of dividends		Year-end dividend
2. Types of dividends		Cash dividend
- Details of dividends in kind		—
3. Dividends per share (KRW)	Common stock	1,638
	Different classes of stocks	—
- Differential dividends		No
4. Market price-dividend ratio (%)	Common stock	—
	Different classes of stocks	—
5. Total amount of dividends (KRW)		1,172,808,000,000
6. Dividend record date		12/31/2025
7. Scheduled dividend payout date		—
8. Hosting shareholders’ meeting?		Yes
9. Scheduled date of shareholders’ meeting		3/20/2026
10. Date of board resolution (decision date)		2/5/2026
- Attendance of outside directors	Present (No.)	6
	Absent (No.)	0
- Attendance of auditors (members of Audit Committee who are not outside directors)		Yes
11. Other matters to be factored into investment decisions

- The decision to pay the above dividend is subject to the results of an external audit and approval at the annual general meeting of shareholders of Woori Bank.

- The total number of outstanding shares subject to dividend payment is 716,000,000 shares.

- Woori Bank is not a publicly listed company, and as such, does not calculate a market-price dividend ratio.

- The entirety of the dividend amount is to be paid to Woori Financial Group, which holds all of the common shares of Woori Bank.

- In accordance with the Korean Commercial Code, the dividend is expected to be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.

- The above ‘Scheduled date of shareholders’ meeting’ is subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2026	By: /s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President